EXHIBIT 11

                     TOTAL CONTAINMENT, INC.
     STATEMENT RE:  COMPUTATION OF EARNINGS (LOSS) PER SHARE
                           (Unaudited)

                                       Three months ended
                                            March 31,
                                               1998
                                (In thousands, except share data)

 Basic:
 Average shares outstanding                   4,642

   Net income (loss)                          $ 463

   Net income (loss) per share
     amount                                   $0.10


 Assuming dilution
 Average shares outstanding                   4,642
 Effect of dilutive options                      17

   Totals                                     4,659

   Net income (loss)                          $ 463

   Net income (loss) per share amount         $0.10


     The effect of dilutive options is not shown for the three month period ended March 31, 1999 since their effect would be anti-dilutive.